Exhibit 99.1

NIP Group Enters the MOBA Game Arena with Re: Aetatis, Accelerating Growth in Digital Entertainment

Shenzhen, China, Dec. 20, 2024– NIP Group Inc. (NASDAQ: NIPG) (“NIP Group” or the “Company”), a leading digital entertainment company, is breaking new ground with the introduction of its first MOBA game: Re: Aetatis. This highly anticipated cutting-edge sci-fi MOBA mobile game begins open beta testing on December 24, 2024, inviting players to experience the next evolution in competitive gaming.

Re: Aetatis marks NIP Group’s bold entry into the dynamic game publishing market and a major milestone for the Company’s evolution from a top esports organization to a global digital entertainment leader. Following the launch of reservations, Re: Aetatis has garnered significant attention and recognition from players and is poised to become a flagship title in NIP Group’s emerging game portfolio.

NIP Group is pioneering a new approach to game publishing through “esportsification.” This process involves developing and transforming traditional video games toward competitive gaming, emphasizing the game’s competitive nature, strategic depth, and entertainment value, as well as the professionalism and standardization of tournaments. Rather than just publishing a game, NIPG is able to publish, market, and create a whole ecosystem around the new game. This includes leveraging synergies across its business units, such as esports teams, event production, and talent management, to create a unified and engaging gaming experience.

Mario Ho, Chairman and Co-CEO of NIP Group, stated: “Re: Aetatis’ marks our exciting entry into China’s dynamic game publishing market, diversifying our offerings while building on our rich esports legacy. This launch is also a critical step as we work to build a sustainable, integrated digital entertainment ecosystem across our game-centric businesses. Leveraging our talent management division’s network of top influencers and our recent acquisition of Youngwill, we are uniquely positioned to engage young audiences on leading social media and short-video platforms. Together, these strengths will help drive our ongoing growth and success in the global digital entertainment market.”

Hicham Chahine, Co-CEO of NIP Group, remarked: “I’m delighted that Re: Aetatis is finally available to play, and I can’t wait to see how players embrace the variety of game modes and collaborate to shape the meta in the coming months. With the support of NIP Group’s esports teams across various disciplines, we are confident that Re: Aetatis will quickly create noise within the esports community and make a lasting impact in the popular MOBA genre. The launch is just the beginning of a journey that we know will deliver unforgettable moments for players and fans alike, from casual matches to the world’s biggest stages.”

Set on the technologically advanced continent of Aetatis, Re: Aetatis allows players to control “Intelligence” units in strategic 5v5 matchups. The game delivers a compelling MOBA experience with precise competitive mechanics, deep strategy and team coordination, all within a visually stunning environment inspired by cyberpunk aesthetics and an ACG-inspired world. Beyond the core MOBA mode, Re: Aetatis offers a variety of innovative gameplay experiences, including 7v7 Capture the Flag, 3v3 Roguelike, Werewolf, Battle Royale and Zombie Survival modes. This diverse range of play styles caters to both MOBA fans and players seeking fresh challenges and lasting engagement in China’s largely underpenetrated MOBA game market.

Allen Sui, COO of NIP Group, added: “We chose Re: Aetatis as our flagship game because of our deep experience in esports, particularly in MOBA games. Our teams, eStar and NIP, have a strong understanding of what makes MOBA games successful. Additionally, with only a handful of impactful MOBA games entering the Chinese market over the last decade, Re: Aetatis offers a unique opportunity to fill this gap with its exciting gameplay and popular anime and cyberpunk aesthetics that appeal to young gamers.”

Following its official launch, NIP Group plans to extend Re: Aetatis IP with esports tournaments, community-driven events, and potential IP collaborations, ensuring sustained player interest and continuous content evolution.

NIP Group is actively diversifying its businesses across the gaming market and building on its core competencies in esports team operations, talent management services and event production. By reducing reliance on single business units and fostering synergies across its ecosystem, NIP Group is solidifying its position for sustainable growth and laying a strong foundation for its evolution into a comprehensive digital entertainment enterprise.

About NIP Group

NIP Group (NASDAQ: NIPG) is a digital entertainment company created for a growing global audience of gaming and esports fans. The business was formed in 2023 through a merger between legendary esports organization Ninjas in Pyjamas and digital sports group ESV5, which includes eStar Gaming, a world leader in mobile esports. Building on the success of its competitive teams with an innovative mix of business ventures, including talent management, event production, hospitality and game publishing, NIP Group is developing transformational experiences that entertain, inspire and connect fans worldwide to expand its global footprint and engage digital-first gamers where they are. NIP Group currently has operations in Sweden, China, Abu Dhabi and Brazil, and its esports rosters participate across multiple game titles at the biggest events around the world.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIP Group’s strategic and operational plans, contain forward-looking statements. NIP Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIP Group’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIP Group’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIP Group’s industry; and general economic and business conditions globally and in the countries or regions where NIP Group has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIP Group’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIP Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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